U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                             FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person            Olin H. Broadway, Jr.
                                                     200 N. Elm Street
                                                     Greensboro, NC  27401

2.   Date of Event Requiring Statement               March 1, 2000
     (Month/Day/Year)

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol       Network Systems
                                                    International, Inc. (NESI)

5.   Relationship of Reporting Person to Issuer     Director
     (Check all applicable)

6.   If Amendment, Date of Original                 N/A


Table I - Non-Derivative Securities Beneficially Owned

1.    Title of Security                            Common

2.    Amount of Securities Beneficially Owned      None

3.    Ownership Form
      Direct (D) or Indirect (I)                   N/A

4.    Nature of Indirect Beneficial Ownership      N/A


Table II - Derivative Securities Beneficially Owned

1.   Date Exercisable and Expiration Date
     (Month/Day/Year)

2.   Title and Amount of Securities Underlying Derivative
     Security

3.   Conversion or Exercise of Derivative Security

4.   Ownership form of Derivative Security:  Direct (D) or
     Indirect (I)

Nature of Indirect Beneficial Ownership

/s/ Olin H. Broadway, Jr.

Olin H. Broadway, Jr.

Date:  March 9, 2000